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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                            OXFORD GLYCOSCIENCES PLC
                           (Name of Subject Company)
                             --------------------

                            OXFORD GLYCOSCIENCES PLC
                       (Name of Person Filing Statement)
                              -------------------

              Ordinary Shares, par value (pound)0.05 per share and
       American Depositary Shares, each representing one Ordinary Share
                        (Title of Class of Securities)

                               (Ordinary Shares)
                     691464101 (American Depositary Shares)
                     (CUSIP Number of Class of Securities)

                                  John Ilett
                               Company Secretary
                           Oxford GlycoSciences Plc
                           The Forum, 86 Milton Park
                                   Abingdon
                            United Kingdom OX14 4RY
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                With a Copy to:

                          John J. McCarthy, Jr., Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                                                            [GRAPHIC OMITTED]
PRESS RELEASE


                                                               26 February 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan


           OXFORD GLYCOSCIENCES PLC ("OGS" OR THE "COMPANY") RESPONSE
                          TO INADEQUATE CELLTECH OFFER

OGS has noted Celltech's cash offer to acquire the Company announced this morning. The value of the offer of 182p per share in cash wholly undervalues the business and cash of OGS. It denies OGS shareholders any opportunity to participate in the future value of OGS' research and development pipeline.

In particular, the offer represents:

o    a 26% discount to the cash per OGS share of 245p as at 31 December 2002;

o a 7% discount to the closing share price yesterday as well as the value of the offer announced by CAT on 23 January 2003;

o a low acquisition premium of only 19% to the share price of OGS of 152.5p per share on 22 January 2003, the day prior to the announcement of the CAT offer.

As OGS announced last week, it has been approached by several potential offerors under rule 20.2 of the City Code on Takeovers and Mergers to evaluate data as part of due diligence. Any offer will be considered by the OGS Board and assessed on its ability to create short-term as well as long-term value for OGS shareholders.

David Ebsworth, CEO of OGS, said:

"This inadequate cash offer is a spoiling tactic by Celltech. It is clearly opportunistic and a bid to acquire OGS on the cheap. We have no hesitation in rejecting the offer - it significantly undervalues OGS and provides our shareholders with no upside and no opportunity to share future benefits."

For further information please contact:


Oxford GlycoSciences Plc                                    +44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer

Goldman Sachs International                                 +44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan

Financial Dynamics
UK Media and Investors                                      +44 (0) 20 7831 3113
Tim Spratt
Melanie Toyne-Sewell

US Media and Investors                                       +1 212 850 5626
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones



Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or the contents of this announcement.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

                                     -Ends-